

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2015

Via E-mail
Mr. John Wain
Chief Financial Officer
Rouse Properties, Inc.
1114 Avenue of the Americas, Suite 2800
New York, New York 10036

> **Re: Rouse Properties, Inc.**
> **Form 10-K**
> **Filed March 9, 2015**
> **File No. 001-35287**

Dear Mr. Wain:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 6. Selected Financial Data

Funds from Operations and Core Funds from Operations, page 33

1.   We note that you have made an adjustment for Non-controlling interest in your calculation of FFO, but this adjustment is not discussed in your above definition. Please clarify what this adjustment is for and revise your definition in future filings to address this adjustment.

Item 15. Exhibits and financial statement schedules, page 53

Consolidated and combined statements of operations and comprehensive loss, page 57

2.   We note that you have included dividends declared per common share on the face of your consolidated and combined statements of operations and comprehensive loss. Please tell

us how your presentation of dividend declared per common share complies with paragraph 5 of ASC 260-10-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or me at 202-551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Mr. Eric McPhee
Senior Accountant
Office of Real Estate and
Commodities